UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2008

Commission File No. 0-52457

Anglo Canadian Uranium Corp.
Registrant's Name

The Marine Building, Suite 1150 – 355 Burrard Street, Vancouver, B.C., V6C 2G8
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

Documents Included as Part of this Report

Exhibit No.	Document

99.1	Interim financial statements for the three months ended October 31, 2007
99.2	Management Discussion & Analysis for the three months ended October 31, 2007
99.3	Form 52-109F2 Certification – CEO and CFO, as required by Canadian regulators
99.4	News Release dated January 9, 2008
99.5	News Release dated January 16, 2008
99.6	News Release dated January 24, 2008
99.7	News Release dated January 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anglo Canadian Uranium Corp.
(Registrant)

By   /s/ Donna M. Moroney
       Donna M. Moroney,
       Corporate Secretary

Date February 4, 2008